Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.
Unaudited interim condensed consolidated financial
statements as of September 30, 2022 and June 30, 2022,
and for the three-month periods ended September 30, 2022, and 2021.

INDEX

Unaudited interim condensed consolidated financial statements as of September 30, 2022, June 30, 2022 and for the three-month periods ended September 30, 2022 and 2021.

Unaudited interim condensed consolidated statements of financial position as of September 30, 2022 and June 30, 2022	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three-month periods ended September 30, 2022 and 2021	F-5

Unaudited interim condensed consolidated statements of changes in equity for the three-month periods ended September 30, 2022 and 2021	F-7

Unaudited interim condensed consolidated statements of cash flows for the three-month periods ended September 30, 2022 and 2021	F-9

Notes to the unaudited interim condensed consolidated financial statements	F-12

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2022, and June 30, 2022

(Amounts in US Dollars)

	Notes	09/30/2022	06/30/2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	47,387,566	33,475,266
Other financial assets	7.2	3,930,613	5,401,133
Trade receivables	7.3	142,754,854	111,752,310
Other receivables	7.4	24,460,753	19,327,584
Income and minimum presumed recoverable income taxes		1,567,204	1,647,398
Inventories	7.5	141,910,324	126,044,122
Biological assets	7.6	1,026,744	57,313
Total current assets		363,038,058	297,705,126

NON-CURRENT ASSETS
Other financial assets	7.2	1,074,005	619,841
Trade receivables	7.3	5,076	200,412
Other receivables	7.4	3,163,404	2,254,199
Income and minimum presumed recoverable income taxes		109,175	44,412
Deferred tax assets	9	4,120,745	4,011,374
Investments in joint ventures and associates	13	39,629,317	38,554,092
Property, plant and equipment	7.7	62,877,724	49,908,325
Intangible assets	7.8	174,493,490	76,704,869
Goodwill	7.9	122,532,487	36,073,685
Right of use asset	19	14,224,682	12,144,026
Total non-current assets		422,230,105	220,515,235
Total assets		785,268,163	518,220,361

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2022, and June 30, 2022

(Amounts in US Dollars)

	Notes	09/30/2022	06/30/2022
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.10	137,941,514	125,849,620
Borrowings	7.11	74,733,602	71,301,468
Employee benefits and social security	7.13	11,785,442	7,619,121
Deferred revenue and advances from customers		6,377,194	5,895,313
Income tax payable		6,357,991	7,538,764
Consideration for acquisition		2,418,847	3,048,562
Other financial liabilities		938,702	-
Lease liabilities	19	2,769,144	1,412,904
Total current liabilities		243,322,436	222,665,752

NON-CURRENT LIABILITIES
Borrowings	7.11	81,778,391	74,177,169
Joint ventures and associates	13	850,065	717,948
Deferred tax liabilities	9	45,073,540	29,005,943
Provisions		5,052,363	603,022
Consideration for acquisition		11,502,897	9,854,228
Secured notes	7.12	71,362,653	12,559,071
Lease liabilities	19	11,516,213	10,338,380
Total non-current liabilities		227,136,122	137,255,761
Total liabilities		470,458,558	359,921,513

EQUITY
Equity attributable to owners of the parent		280,515,997	127,358,573
Non-controlling interest		34,293,608	30,940,275
Total equity		314,809,605	158,298,848
Total equity and liabilities		785,268,163	518,220,361

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month periods ended September 30, 2022 and 2021

(Amounts in US Dollars)

		Three-month period ended
	Notes	09/30/2022	09/30/2021
Revenues from contracts with customers	8.1	126,843,248	66,353,874
Government grants		-	468
Initial recognition and changes in the fair value of biological assets at the point of harvest		490,006	551,903
Changes in the net realizable value of agricultural products after harvest		(227,936)	-
Total		127,105,318	66,906,245

Cost of sales	8.2	(75,675,878)	(37,882,453)
Research and development expenses	8.3	(3,852,014)	(1,431,542)
Selling, general and administrative expenses	8.4	(31,904,911)	(16,183,200)
Share of profit or loss of joint ventures and associates	13	842,240	(222,236)
Other income or expenses, net	8.5	478,041	(1,146,617)
Operating profit		16,992,796	10,040,197

Net financial cost	8.6	(8,068,153)	(5,179,668)
Profit before income tax		8,924,643	4,860,529

Income tax	9	(5,012,643)	(2,595,313)
Profit for the period		3,912,000	2,265,216

Profit for the period attributable to:
Equity holders of the parent		498,297	874,137
Non-controlling interests		3,413,703	1,391,079
		3,912,000	2,265,216

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month periods ended September 30, 2022 and 2021

(Amounts in US Dollars)

Profit for the period		3,912,000	2,265,216

Other comprehensive (loss) income		31,025	5,729,137
Items that may be subsequently reclassified to profit and loss		31,025	7,118,021
Foreign exchange differences on translation of foreign operations from joint ventures		100,868	1,617,492
Foreign exchange differences on translation of foreign operations		(69,843)	5,500,529
Items that will not be subsequently reclassified to loss and profit		-	(1,388,884)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]		-	(173,852)
Revaluation of property, plant and equipment, net of tax [2]		-	(1,215,032)
Total comprehensive profit		3,943,025	7,994,353

Total comprehensive profit attributable to:
Equity holders of the parent		401,715	5,722,059
Non-controlling interests		3,541,310	2,272,294
		3,943,025	7,994,353

Profit per share
Basic profit attributable to ordinary equity holders of the parent	10	0.0082	0.0213
Diluted profit attributable to ordinary equity holders of the parent	10	0.0081	0.0206
Weighted average number of shares
Basic	10	60,537,110	41,104,088
Diluted	10	61,736,679	42,376,794

(1) The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was nil and $93,613 for the three-month periods ended September 30, 2022 and 2021, respectively

(2) The tax effect of the revaluation of property, plant and equipment was nil and $ 654,248 for the three- month periods ended September 30,2022 and 2021, respectively.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended September 30, 2022 and 2021

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Changes in non- controlling interests	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2021	4,158	120,662,386	-	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives	-	-	-	-	538,636	-	-	-	-	-	538,636	-	538,636
Changes in non-controlling interests	-	-	(255,893)	-	-	-	-	-	-	-	(255,893)	(724,429)	(980,322)
Profit for the period	-	-	-	-	-	-	-	874,137	-	-	874,137	1,391,079	2,265,216
Other comprehensive income or (loss)	-	-	-	-	-	-	-	-	5,959,029	(1,111,107)	4,847,922	881,215	5,729,137
09/30/2021	4,158	120,662,386	(255,893)	(916,202)	4,211,404	702,981	(3,530,926)	(24,609,138)	(26,663,779)	4,143,053	73,748,044	24,094,927	97,842,971

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended September 30, 2022 and 2021

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Changes in non- controlling interests	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives	6	554,999	-	135,361	55,892	-	-	-	-	-	746,258	-	746,258
Business combination (Note 6)	1,640	153,357,564	-	-	1,620,140	-	-	-	-	-	154,979,344	-	154,979,344
Capitalization of convertible notes (Note 7.12)	153	12,211,485	-	-	-	-	-	-	-	-	12,211,638	-	12,211,638
Purchase of own shares	-	-	-	-	-	-	(24,291,047)	-	-	-	(24,291,047)	-	(24,291,047)
Issuance of convertible notes (Note 7.12)	-	-	-	-	-	9,109,516	-	-	-	-	9,109,516	-	9,109,516
Distribution of dividends by subsidiary	-	-	-	-	-	-	-	-	-	-	-	(187,977)	(187,977)
Profit for the period	-	-	-	-	-	-	-	498,297	-	-	498,297	3,413,703	3,912,000
Other comprehensive (loss) income	-	-	-	-	-	-	-	-	(96,582)	-	(96,582)	127,607	31,025
09/30/2022	6,436	324,943,554	(255,893)	(780,841)	5,443,957	9,285,261	(27,821,973)	(32,184,596)	872,820	1,007,272	280,515,997	34,293,608	314,809,605

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended September 30, 2022 and 2021

(Amounts in US Dollars)

	Notes	09/30/2022	09/30/2021
OPERATING ACTIVITIES
Profit for the period		3,912,000	2,265,216

Adjustments to reconcile profit to net cash flows
Income tax		5,012,643	2,595,313
Financial results		8,068,153	5,179,668
Depreciation of property, plant and equipment	7.7	1,382,093	946,344
Amortization of intangible assets	7.8	2,476,832	672,887
Depreciation of leased assets	19	676,427	240,154
Transactional expenses		2,794,339	-
Share-based incentive and stock options		227,351	538,636
Share of profit or loss of joint ventures and associates	13	(842,240)	222,236
Provisions for contingencies		2,448	2,742
Allowance for impairment of trade debtors		156,053	197,642
Allowance for obsolescence		618,489	440,324
Initial recognition and changes in the fair value of biological assets		(490,006)	(551,903)
Changes in the net realizable value of agricultural products after harvest		227,936	-
Gain or loss on sale of equipment and intangible assets		(115,942)	(42,639)

Working capital adjustments
Trade receivables		(29,709,414)	(6,130,427)
Other receivables		(5,663,359)	(3,750,061)
Income and minimum presumed income taxes payable		(376,576)	2,989,781
Inventories and biological assets		(7,391,556)	(51,035,721)
Trade and other payables		(18,053,647)	38,528,315
Employee benefits and social security		3,226,505	491,886
Deferred revenue and advances from customers		373,181	(1,051,306)
Income taxes paid		(1,051,644)	(146,317)
Government grants		-	(478)
Interest collected		2,125,194	975,051
Inflation effects on working capital adjustments		-	(7,321,037)
Net cash flows used by operating activities		(32,414,740)	(13,743,694)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended September 30, 2022 and 2021

(Amounts in US Dollars)

	Notes	09/30/2022	09/30/2021
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		115,942	198,043
Net cash received from business combination	6	5,933,265	-
Net loans granted to shareholders and other related parties		1,609	-
Proceeds from financial assets		2,729,598	4,997,025
Investment in financial assets		(889,342)	(450,253)
Purchase of property, plant and equipment	7.7	(1,414,730)	(779,401)
Capitalized development expenditures	7.8	(3,241,008)	(1,587,042)
Purchase of intangible assets	7.8	(209,863)	(192,133)
Net cash flows generated by investing activities		3,025,471	2,186,239

FINANCING ACTIVITIES
Proceeds from borrowings		93,327,748	39,875,454
Repayment of borrowings, financed payments and interest payments		(50,077,349)	(24,450,337)
Decrease in bank overdrafts and other short-term borrowings		-	(32,838)
Other financial proceeds or payments, net		(1,717,070)	(1,569,712)
Acquisition of non-controlling interest in subsidiaries		-	(724,429)
Purchase of own shares		(376,018)	-
Leased assets payments		(744,365)	(243,783)
Cash dividend distributed by subsidiary		(187,977)	-
Net cash flows generated by financing activities		40,224,969	12,854,355

Net increase in cash and cash equivalents		10,835,700	1,296,900

Inflation effects on cash and cash equivalents		-	(1,477,981)

Cash and cash equivalents as of beginning of the period	7.1	33,475,266	36,046,113
Effect of exchange rate changes on cash and equivalents		3,076,600	766,517
Cash and cash equivalents as of the end of the period	7.1	47,387,566	36,631,549

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

Index

1.	General information

2.	Accounting standards and basis of preparation

3.	New standards, amendments and interpretations issued by the IASB

4.	Impact of COVID-19

5.	Seasonality

6.	Acquisitions and other significant transactions

7.	Information about components of unaudited interim condensed consolidated statements of financial position

8.	Information about components of unaudited interim condensed consolidated statement of comprehensive income

9.	Taxation

10.	Earnings per share

11.	Information about unaudited condensed consolidated components of equity

12.	Cash flow information

13.	Joint ventures and associates

14.	Segment information

15.	Financial instruments – Risk management

16.	Shareholders and other related parties’ balances and transactions

17.	Key management personnel compensation

18.	Share-based payments

19.	Leases

20.	Contingencies, commitments, and restrictions on the distribution of profits

21.	Events occurring after the reporting period

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.     GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions creates economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. The Group has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 30 countries, mainly in Argentina, Brazil, United States, Europe and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.     ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2022, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements as of June 30, 2022.

Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of September 30, 2022, June 30, 2022 and for the three-month periods ended September 30, 2022 and 2021 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on November 29, 2022.

Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

•        Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•        Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)         Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. The accumulated inflation in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy was considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, listed in a separate line item.

From July 1, 2022 the main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to United States Dollars as a result of changes in events and conditions relevant to their business operations. These include a macroeconomic context with high inflation and depreciation of the Argentine peso, and inorganic growth at the close of the fiscal year ended June 30, 2022, which led to a global unification of management and commercial strategy whereby integration of the businesses was done by business units, regardless of the legal entities.

The effect of the functional currency change was recorded prospectively as of July 1, 2022, in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. As a result, from July 1,2022 there are no longer effects of inflation adjustments for the above mentioned subsidiaries.

b)         Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars.

c)         Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2022.

3.     NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a) The following new standards became applicable for the current reporting period and adopted by the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalized in May 2020:

• IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

• IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

• IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

• IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

The new standard is effective for financial years beginning on or after January 1, 2022.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The amendments are effective for annual periods beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IFRS 3 - Reference to the Conceptual Framework

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

b) The following new standards are not yet adopted by the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Amendments to IFRS 16- Lease Liability in a Sale and Leaseback

The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognise any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognising in profit or loss any gain or loss relating to the partial or full termination of lease.

These amendments are not expected to have material impact on the Group.

The amendments are effective for financial years beginning on or after January 1, 2024. Earlier application is permitted.

4.     IMPACT OF COVID-19

The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruptions caused by covid-19. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

The eventual scope of covid-19 pandemic and its impact on the countries and global economy are unknown, with governments being able to implement stricter containment measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent covid-19 will affect the Group’s business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the pandemic and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

5.     SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end-users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as South American growers begin planting their fields. Regarding the seed and integrated products business, the Group contracts with growers and seed suppliers based upon anticipated market demand that we forecast. Generally, in the seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a cycle similar to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be lessened as we achieve our international expansion plans for the seed and integrated products business in geographies with complementary seasons and climates.

6.     ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Pro Farm Group, Inc

On July 12, 2022, we announced the closing of the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marrone Bio Innovations Inc.), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated March 16, 2022, among us, BCS Merger Sub, Inc., a wholly owned subsidiary of Bioceres, and Pro Farm Group, Inc. Upon the closing of the Pro Farm Merger, Pro Farm Group, Inc. became a wholly owned subsidiary of Bioceres and each share of Pro Farm Group, Inc. common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Pro Farm Group, Inc. is a growth-oriented agricultural company leading the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The company’s commercial products are sold globally and supported by more than 343 patents and patent applications. Pro Farm Group, Inc. develops novel, environmentally sound solutions for agriculture using proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts.

The combined company will have a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs. The merger combines our expertise in bionutrition and seed care products with Pro Farm Group’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred.

Consideration of payment (amounts in thousands of dollars):

Shares issued	154,795
Assumed RSU & Stock options	1,620
Cash payment	29
Total consideration	156,444

Assets acquired and liabilities assumed (amounts in thousands of dollars):

Net assets incorporated

Cash and cash equivalents	4,402
Trade receivables	6,855
Other receivables	1,423
Inventories	11,183
Property, plant and equipment	12,607
Right of use assets,net	3,005
Intangible assets	17,766
Restricted cash	1,560
Other assets	683
Trade and other payables	(22,653)
Lease liabilities	(3,245)
Borrowings	(25,586)
Other liabilities	(857)

Revaluation of existing assets

Property, plant and equipment	494
Intangible assets	79,053
Deferred tax	(16,705)

Total net assets identified	69,985

Goodwill	86,459

Total consideration	156,444

The figures reported above are subject to changes.

Goodwill is not expected to be deductible for tax purposes.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The amounts of revenue and net loss of the acquiree since the merger date included in the condensed consolidated statement of comprehensive income for the three- month period ended September 30, 2022, were $5.5 million and ($4.6) million, respectively.

The pro-forma revenue and net profit of the combined entity for the three-month period ended September 30, 2022 as though the date for the merger had been as of the beginning of the quarter reporting period amount to $127.3 million and $1.5 million, respectively.

Syngenta Seedcare agreement

On September 12, 2022, we entered into a 10-year agreement with Syngenta Crop Protection AG (“Syngenta”), pursuant to which Syngenta will be the exclusive global distributor of certain of Bioceres’ biological solutions for seed care applications. Products included within the scope of the agreement are the nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions currently in the portfolio or pipeline of Rizobacter. The products in the agreement will be sold under the trademarks owned by Bioceres or its affiliates, or any other trademark approved by Bioceres.

Pro Farm’s biological solutions are not included within the scope of the current agreement. Bioceres retains global rights for use of products included in the agreement on HB4® crops and, in the United States, Syngenta rights will be non-exclusive for upstream applications.

The exclusive commercial collaboration is global, except for Argentina where both parties will continue to work under the existing framework. Implementation will be staggered, commencing in January 2023 for territories in the first phase, and in January 2024 for territories in the second phase, and subject to regulatory clearances.

The agreement establishes a joint R&D program to accelerate the development and registration of Bioceres’ pipeline products and new solutions for seed treatment, foliar and other applications, globally. Funding for R&D platform will be shared, with Syngenta contributing 70% of the investment.

In consideration for the rights granted to Syngenta under the distribution agreement and the R&D collaboration, Syngenta made an upfront payment of $50 million to Bioceres on October 6th, 2022. Additionally, for the duration of the agreement, Bioceres will receive 50% to 30% of the profits generated by sales conducted by Syngenta, depending on the geography and the year. The agreement sets global minimum targets for profits to be received by Bioceres, that amount to a total of $230 million for the life of the agreement. If Bioceres fails to receive the minimum profit targets set for any rolling two calendar year period, it will have the option to terminate Syngenta’s exclusivity. Syngenta may opt to retain exclusivity by compensating the shortfall in cash or other economic consideration. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in exclusive territory. Bioceres’ subsidiary Rizobacter will act as the exclusive supplier to Syngenta for products under the agreement.

The agreement has not yet entered in force until the initial payment was made. Therefore the transaction has no impact as of September 30, 2022. Parties involved are working on the implementation process.

7.1 INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.	Cash and cash equivalents

	09/30/2022	06/30/2022
Cash at bank and on hand	47,387,566	32,912,886
Money market funds	-	562,380
	47,387,566	33,475,266

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.2.	Other financial asset

	09/30/2022	06/30/2022
Current
Restricted short-term deposits	179,291	265,123
US Treasury bills	5,222	-
Mutual funds	2,055,783	2,913,519
Other investments	1,690,317	2,222,491
	3,930,613	5,401,133

	09/30/2022	06/30/2022
Non-current
Shares of Bioceres S.A.	444,801	444,870
Other investments	629,204	174,971
	1,074,005	619,841

7.3.	Trade receivables

	09/30/2022	06/30/2022
Current
Trade debtors	143,572,899	111,950,965
Allowance for impairment of trade debtors	(7,137,001)	(7,142,252)
Shareholders and other related parties (Note 16)	191,084	640,258
Allowance for credit notes to be issued	(1,576,602)	(1,961,463)
Trade debtors - Joint ventures and associates (Note 16)	703,121	22,429
Deferred checks	7,001,353	8,242,373
	142,754,854	111,752,310

Non-current
Trade debtors	5,076	200,412
	5,076	200,412

7.4.	Other receivables

	09/30/2022	06/30/2022
Current
Taxes	9,427,273	9,071,643
Receivables for PP&E sales	1,387,347	1,734,281
Other receivables - Other related parties (Note 16)	1,004	1,182
Other receivables - Joint ventures and associates (Note 16)	4,492,555	2,987,765
Prepayments to suppliers	6,733,413	4,648,164
Reimbursements over exports	10,551	10,549
Prepaid expenses and other receivables	1,789,566	1,110
Loans receivables	230,000	230,000
Miscellaneous	389,044	642,890
	24,460,753	19,327,584

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

	09/30/2022	06/30/2022
Non-current
Taxes	782,281	218,159
Reimbursements over exports	2,217,839	2,036,040
Miscellaneous	163,284	-
	3,163,404	2,254,199

7.5.	Inventories

	09/30/2022	06/30/2022
Seeds	1,261,477	1,183,915
Resale products	50,221,896	35,080,737
Manufactured products	24,750,789	21,725,042
Goods in transit	5,112,622	4,340,232
Supplies	22,536,081	17,534,434
Agricultural products	40,231,608	47,284,512
Allowance for obsolescence	(2,204,149)	(1,104,750)
	141,910,324	126,044,122
Net of agricultural products	101,678,716	78,759,610

7.6.	Biological assets

Changes in biological assets

	Wheat	Barley	Total
Beginning of the period	44,413	12,900	57,313
Initial recognition and changes in the fair value of biological assets at the point of harvest	365,833	124,173	490,006
Costs incurred during the period	378,631	122,837	501,468
Exchange differences	(16,699)	(5,344)	(22,043)
Decrease due to harvest	-	-	-
Period ended September 30, 2022	772,178	254,566	1,026,744

	Soybean	Corn	Wheat	HB4 Wheat	Barley	Total
Beginning of the period	54,162	27,646	22,311	2,208,648	3,071	2,315,838
Initial recognition and changes in the fair value of biological assets at the point of harvest	-	-	9,275	542,628	-	551,903
Costs incurred during the period	118,984	148,549	67,594	34,999,130	21,877	35,356,134
Exchange differences	(3,479)	(3,120)	(10,992)	(326,852)	(429)	(344,872)
Period ended September 30, 2021	169,667	173,075	88,188	37,423,554	24,519	37,879,003

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.7. Property, plant and equipment

Property, plant and equipment as of September 30, 2022 and June 30, 2022 included the following:

	09/30/2022	06/30/2022
Gross carrying amount	85,587,833	71,521,454
Accumulated depreciation	(22,710,109)	(21,613,129)
Net carrying amount	62,877,724	49,908,325

Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 09/30/2022	Net carrying amount 06/30/2022
Office equipment	254,244	269,538
Vehicles	2,661,347	2,665,074
Equipment and computer software	250,698	231,676
Fixtures and fittings	3,397,612	3,546,919
Machinery and equipment	12,443,592	5,811,960
Land and buildings	38,454,871	34,240,384
Buildings in progress	5,415,360	3,142,774
Total	62,877,724	49,908,325

1.    Gross carrying amount as of September 30, 2022 is as follows:

	Gross carrying amount
Class	As of the beginning of the period	Additions	Additions from business combination	Disposals	Foreign currency translation	As of the end of the period
Office equipment	908,004	-		-	(15,172)	892,832
Vehicles	5,261,979	226,051	-	(59,744)	(6,243)	5,422,043
Equipment and computer software	925,349	41,658	12,469	-	(6,667)	972,809
Fixtures and fittings	7,606,389	33,869	5,379	-	(5,539)	7,640,098
Machinery and equipment	13,017,830	107,717	7,047,496	-	(24,469)	20,148,574
Land and buildings	40,659,129	-	4,750,136	-	(313,148)	45,096,117
Buildings in progress	3,142,774	1,005,435	1,285,092	-	(17,941)	5,415,360
Total	71,521,454	1,414,730	13,100,572	(59,744)	(389,179)	85,587,833

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.            Accumulated depreciation as of September 30, 2022 is as follows

	Depreciation
Class	Accumulated as of the beginning of the period	Disposals	Of the period	Foreign currency translation	Accumulated as of the end of the period
Office equipment	638,466	-	17,053	(16,931)	638,588
Vehicles	2,596,905	(59,744)	226,899	(3,364)	2,760,696
Equipment and computer software	693,673	-	28,914	(476)	722,111
Fixtures and fittings	4,059,470	-	206,830	(23,814)	4,242,486
Machinery and equipment	7,205,870	-	679,201	(180,089)	7,704,982
Land and buildings	6,418,745	-	223,196	(695)	6,641,246
Total	21,613,129	(59,744)	1,382,093	(225,369)	22,710,109

3.            Gross carrying amount as of September 30, 2021, is as follows:

	Gross carrying amount
Class	As of the beginning of the period	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of the period
Office equipment	762,825	5,290	(57,945)	-	31,728	-	741,898
Vehicles	3,512,217	380,671	57,945	-	173,881	-	4,124,714
Equipment and computer software	592,126	35,904	-	(33,476)	19,598	-	614,152
Fixtures and fittings	5,637,943	-	336,147	-	463,824	-	6,437,914
Machinery and equipment	9,987,811	104,452	-	(39,144)	471,112	-	10,524,231
Land and buildings	41,486,215	3,020	28,413	-	1,851,395	(2,218,320)	41,150,723
Buildings in progress	1,995,265	250,064	(364,560)	(120,206)	113,884	-	1,874,447
Total	63,974,402	779,401	-	(192,826)	3,125,422	(2,218,320)	65,468,079

4.            Accumulated depreciation as of September 30, 2021, is as follows:

	Depreciation
Class	Accumulated as of the beginning of the period	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	473,905	-	11,407	22,885	-	508,197
Vehicles	1,676,583	-	220,281	31,668	-	1,928,532
Equipment and computer software	525,021	(33,181)	17,815	7,487	-	517,142
Fixtures and fittings	2,670,512	-	289,507	150,101	-	3,110,120
Machinery and equipment	4,862,083	(4,241)	237,784	262,119	-	5,357,745
Land and buildings	5,811,702	-	169,550	335,389	(349,041)	5,967,600
Total	16,019,806	(37,422)	946,344	809,649	(349,041)	17,389,336

The depreciation charge is included in Notes 8.3 and 8.4

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.8. Intangible assets

Intangible assets as of September 30, 2022 and June 30, 2022 included the following:

	09/30/2022	06/30/2022
Gross carrying amount	194,493,789	94,229,557
Accumulated amortization	(20,000,299)	(17,524,688)
Net carrying amount	174,493,490	76,704,869

Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 09/30/2022	Net carrying amount 06/30/2022
Seed and integrated products
HB4 soy and breeding program	29,766,839	29,802,534
Integrated seed products	3,124,139	3,137,158
Crop nutrition
Microbiological products	47,224,536	5,792,348
Other intangible assets
Trademarks and patents	63,148,293	8,267,041
Software	2,232,694	2,167,985
Customer loyalty	23,996,989	22,537,803
RG/RS/OX Wheat	5,000,000	5,000,000
Total	174,493,490	76,704,869

1.            Gross carrying amount as of September 30,2022 is as follows:

	Gross carrying amount
Class	As of the beginning of the period	Additions	Additions from business combination	Foreign currency translation	As of the end of the period
Seed and integrated products
HB4 soy and breeding program	31,371,088	361,006	-	-	31,732,094
Integrated seed products	3,181,155	-	-	-	3,181,155
Crop nutrition
Microbiological products	8,855,421	2,880,002	39,613,280	(3,945)	51,344,758
Other intangible assets
Trademarks and patents	12,183,045	3,679	55,420,441	-	67,607,165
Software	5,176,373	206,184	-	(1,652)	5,380,905
Customer loyalty	28,462,475	-	1,785,237	-	30,247,712
RG/RS/OX Wheat	5,000,000	-	-	-	5,000,000
Total	94,229,557	3,450,871	96,818,958	(5,597)	194,493,789

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.            Accumulated amortization as of September 30, 2022 is as follows:

	Amortization
Class	Accumulated as of beginning of the period	Of the period	Foreign currency translation	Accumulated as of the end of the period
Seed and integrated products
HB4 soy and breeding program	1,568,554	396,701	-	1,965,255
Integrated seed products	43,997	13,019	-	57,016
Crop nutrition
Microbiological products	3,063,073	1,057,149	-	4,120,222
Other intangible assets
Trademarks and patents	3,916,004	542,868	-	4,458,872
Software	3,008,388	141,044	(1,221)	3,148,211
Customer loyalty	5,924,672	326,051	-	6,250,723
Total	17,524,688	2,476,832	(1,221)	20,000,299

3.            Gross carrying amount as of September 30, 2021 is as follows:

	Gross carrying amount
Class	As of the beginning of the period	Additions	Foreign currency translation	As of the end of the period
Seed and integrated products
HB4 soy and breeding program	27.611.142	1.353.313	-	28.964.455
Integrated seed products	2.558.220	-	131.128	2.689.348
Crop nutrition
Microbiological products	6.037.680	233.729	273.721	6.545.130
Other intangible assets
Trademarks and patents	9.824.171	629	544.834	10.369.634
Software	3.784.593	191.504	282.051	4.258.148
Customer loyalty	23.203.397	-	1.233.622	24.437.019
GLA/ARA safflower (Note 6)	-			-
RG/RS/OX Wheat	5.000.000	-	-	5.000.000
Total	78.019.203	1.779.175	2.465.356	82.263.734

4.            Accumulated amortization as of September 30, 2021 is as follows:

	Amortization
Class	Accumulated as of beginning of the period	Of the period	Foreign currency translation	Accumulated as of the end of the period
Crop nutrition
Microbiological products	2.041.023	139.408	121.130	2.301.561
Other intangible assets
Trademarks and patents	2.900.915	174.626	171.531	3.247.072
Software	1.935.552	103.543	110.901	2.149.996
Customer loyalty	3.799.351	255.310	223.001	4.277.662
Total	10.676.841	672.887	626.563	11.976.291

The amortization charge is included in Notes 8.3 and 8.4.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.9.	Goodwill

Carrying amount of goodwill as of September 30, 2022 and June 30, 2022 is as follows:

	09/30/2022	06/30/2022
Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,324	7,523,324
Pro farm Group, Inc.	86,458,802	-
Insumos Agroquímicos S.A.	470,090	470,090
	122,532,487	36,073,685

There were no indicators of goodwill impairment.

7.10.	Trade and other payables

	09/30/2022	06/30/2022
Trade creditors	99,743,930	94,653,017
Shareholders and other related parties (Note 16)	36,532	44,579
Trade creditors - Parent company (Note 16)	125,573	670,730
Trade creditors - Joint ventures and associates (Note 16)	33,254,402	29,082,325
Taxes	2,765,106	1,265,771
Miscellaneous	2,015,971	133,198
	137,941,514	125,849,620

7.11.	Borrowings

	09/30/2022	06/30/2022
Current
Bank borrowings	35,865,561	48,305,535
Corporate bonds	29,859,077	12,845,934
Trust debt securities	6,544,590	6,492,733
Net loans payables- Parents companies and related parties to Parent (Note 16)	2,464,374	3,657,266
	74,733,602	71,301,468
Non-current
Bank borrowings	34,533,010	9,912,901
Corporate bonds	44,245,381	61,264,268
Net loans payables- Parent companies and related parties to Parent (Note 16)	3,000,000	3,000,000
	81,778,391	74,177,169

The carrying value of some borrowings as of September 30,2022 measured at amortized cost differs from the fair value of these borrowings. The following measures of fair values are based on discounted cash flows (Level 3), due to the use of unobservable inputs, including own credit risk.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

	09/30/2022		06/30/2022
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	35,865,561	34,568,308	48,305,535	46,589,131
Corporate Bonds	29,859,077	29,555,342	12,845,934	12,467,941

Non-current
Bank borrowings	34,533,010	33,802,139	9,912,901	9,344,755
Corporate Bonds	44,245,381	43,051,140	61,264,268	56,550,746

7.12.	Secured Notes

Secured Guaranteed Notes

On August 5, 2022 the 25% of the outstanding capital of the convertible note that we had issued in 2020 and which the 75% was already converted into shares on March 16, 2022, were converted into 1.5 million shares. Bioceres has repurchased such shares for $24 million issuing the “The Secured Guaranteed Notes”.

The Secured Guaranteed Notes due 2026 mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. The Secured Guaranteed Notes due 2026 have no conversion rights into our ordinary shares.

The carrying value of the Secured Guaranteed Notes as of September 30, 2022 measured at amortized cost does not differ significantly from their fair value.

Secured Convertible Guaranteed Notes

On August 8, 2022, we issued the Secured Guaranteed Convertible Notes for a total principal amount of $55 million. The notes have a 4- year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company can repurchase the notes voluntarily 30 months after the issue date.

At inception, the fair value of the liability component of the Secured Convertible Guaranteed Notes was measured using a discount rate of 13.57%.

The carrying value of Secured Convertible Guaranteed Notes as of September 30, 2022 measured at amortized cost does not differ significantly from their fair value.

The Secured Guaranteed Notes and the Secured Convertibles Guaranteed Notes are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.13.   Employee benefits and social security

	09/30/2022	06/30/2022
Current
Salaries, accrued incentives, vacations and social security	11,448,687	7,337,774
Key management personnel (Note 17)	336,755	281,347
	11,785,442	7,619,121

8.    INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

8.1.    Revenues from contracts with customers

	09/30/2022	09/30/2021
Sale of goods and services	126,113,636	65,672,217
Royalties	729,612	681,657
	126,843,248	66,353,874

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 16.

8.2.    Cost of sales

Item	09/30/2022	09/30/2021
Inventories as of the beginning of the period	78,759,610	39,052,925
Business combination	11,064,908	-
Purchases of the period	79,089,246	49,130,173
Production costs	8,440,830	3,662,191
Foreign currency translation	-	2,534,476
Subtotal	177,354,594	94,379,765
Inventories as of the end of the period (*)	(101,678,716)	(56,497,312)
Cost of sales	75,675,878	37,882,453

(1) Net of agricultural products.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.3.    R&D classified by nature

Item	Research and development expenses 09/30/2022	Research and development expenses 09/30/2021
Amortization of intangible assets	1,511,118	302,214
Analysis and storage	11,568	-
Import and export expenses	850	1,686
Depreciation of property, plant and equipment	142,373	179,677
Freight and haulage	5,300	12
Employee benefits and social securities	861,312	259,522
Maintenance	217,066	7,375
Energy and fuel	79,121	18,521
Supplies and materials	559,044	491,964
Mobility and travel	108,694	4,766
Publicity and advertising	180	-
Share-based incentives	6,975	-
Professional fees and outsourced services	293,776	62,856
Professional fees related parties	-	86,256
Office supplies	21,454	2,334
Information technology expenses	11,996	31
Insurance	10,537	2,960
Depreciation of leased assets	10,650	1,206
Miscellaneous	-	10,162
Total	3,852,014	1,431,542

	09/30/2022	09/30/2021
R&D capitalized (Note 7.8)	3,241,008	1,587,042
R&D profit and loss	3,852,014	1,431,542
Total	7,093,022	3,018,584

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.4.    Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 09/30/2022
Amortization of intangible assets	43,456	922,258	965,714
Analysis and storage	5,425	113,265	118,690
Commissions and royalties	118,960	623,459	742,419
Import and export expenses	98,186	256,070	354,256
Depreciation of property, plant and equipment	746,609	493,111	1,239,720
Depreciation of leased assets	395,972	269,805	665,777
Impairment of receivables	-	156,053	156,053
Freight and haulage	241,533	3,474,028	3,715,561
Employee benefits and social securities	3,994,761	10,041,033	14,035,794
Maintenance	462,743	980,742	1,443,485
Energy and fuel	500,359	58,400	558,759
Supplies and materials	339,843	491,811	831,654
Mobility and travel	20,940	994,919	1,015,859
Publicity and advertising	-	1,888,497	1,888,497
Contingencies	-	2,448	2,448
Share-based incentives	100,206	120,170	220,376
Professional fees and outsourced services	674,014	4,610,610	5,284,624
Office supplies and registrations fees	32,546	289,467	322,013
Insurance	28,430	760,276	788,706
Information technology expenses	13,243	993,378	1,006,621
Obsolescence	539,382	79,107	618,489
Taxes	45,049	4,130,539	4,175,588
Miscellaneous	39,173	155,465	194,638
Total	8,440,830	31,904,911	40,345,741

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 09/30/2021
Amortization of intangible assets	-	370,673	370,673
Analysis and storage	2,355	24,703	27,058
Commissions and royalties	335,585	473,456	809,041
Import and export expenses	7,304	159,345	166,649
Depreciation of property, plant and equipment	314,569	452,098	766,667
Depreciation of leased assets	118,086	120,862	238,948
Impairment of receivables	-	197,642	197,642
Freight and haulage	98,488	2,221,651	2,320,139
Employee benefits and social securities	1,508,725	4,997,301	6,506,026
Maintenance	178,832	211,075	389,907
Energy and fuel	105,690	15,593	121,283
Supplies and materials	209,874	129,419	339,293
Mobility and travel	4,454	265,364	269,818
Publicity and advertising	-	973,659	973,659
Contingencies	-	2,742	2,742
Share-based incentives	-	517,434	517,434
Professional fees and outsourced services	307,060	1,971,702	2,278,762
Professional fees related parties	-	14,474	14,474
Office supplies	6,376	119,830	126,206
Insurance	13,054	240,421	253,475
Information technology expenses	-	330,337	330,337
Obsolescence	440,324	-	440,324
Taxes	11,256	2,331,803	2,343,059
Miscellaneous	159	41,616	41,775
Total	3,662,191	16,183,200	19,845,391

8.5.    Other income or expenses, net

	09/30/2022	09/30/2021
Net result from commercialization of agricultural products	21,029	(850,080)
Other income or expenses, net	457,012	(296,537)
	478,041	(1,146,617)

8.6.    Net financial cost

	09/30/2022	09/30/2021
Financial costs
Interest expenses with the Parents (Note 16)	(149,734)	(240,639)
Interest expenses	(5,569,576)	(2,312,445)
Financial commissions	(1,060,537)	(789,725)
	(6,779,847)	(3,342,809)
Other financial results
Exchange differences generated by assets	6,322	4,721,459
Exchange differences generated by liabilities	(833,428)	(7,441,398)
Changes in fair value of financial assets or liabilities and other financial results	(569,032)	(766,225)
Net gain of inflation effect on monetary items	107,832	1,649,305
	(1,288,306)	(1,836,859)

Total net financial cost	(8,068,153)	(5,179,668)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

9.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	09/30/2022	09/30/2021
Current tax expense	(6,020,201)	(4,650,198)
Deferred tax	1,007,558	2,054,885
Total	(5,012,643)	(2,595,313)

	09/30/2022	09/30/2021
Beginning of the period deferred tax	(24,994,569)	(22,421,125)
Additions for business combination	(16,704,770)	-
Charge for the period	1,007,558	2,054,885
Charge to OCI	-	654,248
Conversion difference	(261,014)	(1,451,115)
Total net deferred tax	(40,952,795)	(21,163,107)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	09/30/2022	09/30/2021
Earnings before income tax-rate	8,924,643	4,860,529
Income tax expense by applying tax rate in force in the respective countries	(5,739,069)	(2,774,368)
Share of profit or loss of subsidiaries, joint ventures and associates	313,280	(78,009)
Stock options charge	(57,818)	(93,824)
Non-deductible expenses	(965,398)	(477,557)
Untaxed gains	159,515	135,263
Unrecognized tax losses carry-forwards[1]	(895,896)	-
Foreign investment coverage	-	56,980
Tax inflation adjustment	1,822,594	300,200
Result of inflation effect on monetary items and other finance results	213,857	283,261
Others	136,292	52,741
Income tax expenses	(5,012,643)	(2,595,313)

1- Corresponds mainly to Pro Farm Group Inc.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

10.	EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	09/30/2022	09/30/2021
Numerator
Profit for the period (basic EPS)	498,297	874,137
Profit for the period (diluted EPS)	498,297	874,137
Denominator
Weighted average number of shares (basic EPS)	60,537,110	41,104,088
Weighted average number of shares (diluted EPS)	61,736,679	42,376,794

Basic profit attributable to ordinary equity holders of the parent	0.0082	0.0213
Diluted profit attributable to ordinary equity holders of the parent	0.0081	0.0206

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares, share-based incentives and Secured Convertible Guaranteed Notes.

The stock options were included in the diluted EPS calculation for the period ended Septiember 30, 2022 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Secured Convertible Guaranteed Notes outstanding were not included in the diluted EPS calculations for the year ended September 30, 2022 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

11.	INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

In consideration of payment of Pro Farm Merger, we have issued 16.4 million shares. See Note 6.

See Note 7.12 in reference to the issuance of 1.5 million shares in connection with the conversion of the convertible note that we had issued in 2020.

The Secured Convertibles Guaranteed Notes mentioned in Note 7.12 were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column.

As of September 30, 2022, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 63,311,012 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 2,496,209 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,003,409 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

12.	CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	09/30/2022	09/30/2021
Investment activities
Net assets acquisition by business combination (Note 6)	150,510,313	-
Investment in-kind in other related parties (Note 16)	550,183	455,444
	151,060,496	455,444

	09/30/2022	09/30/2021
Financing activities
Capitalization of convertible notes (Note 7.12)	12,211,638	-
Purchase of own shares (Note 7.12)	(23,915,029)	-
Acquisition of non-controlling interest in subsidiaries	-	255,893
	(11,703,391)	255,893

13.	JOINT VENTURES AND ASSOCIATES

	09/30/2022	06/30/2022
Assets
Synertech Industrias S.A.	36,743,766	35,646,740
Indrasa Biotecnología S.A.	59,893	70,466
Alfalfa Technologies S.R.L.	63,599	74,827
Moolec Science Limited	2,759,059	2,759,059
Moolec Science S.A.	3,000	3,000
	39,629,317	38,554,092

	09/30/2022	06/30/2022
Liabilities
Trigall Genetics S.A.	850,065	717,948
	850,065	717,948

Share of profit or loss of joint ventures and associates:

	09/30/2022	09/30/2021
Trigall Genetics S.A.	(132,117)	1,611
Synertech Industrias S.A.	974,357	(240,282)
Indrasa Biotecnología S.A.	-	16,435
	842,240	(222,236)

	09/30/2022	09/30/2021
As of the beginning of the period	37,836,144	29,378,923
Revaluation of property, plant and equipment	-	(173,852)
Foreign currency translation	100,868	1,617,492
Share of profit or loss	842,240	(222,236)
As of the end of the period	38,779,252	30,600,327

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

14.	SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

Period ended September 30, 2022	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	13,073,640	62,986,173	50,053,823	126,113,636
Royalties	729,612	-	-	729,612
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	51,451	89,573	348,982	490,006
Changes in the net realizable value of agricultural products after harvest	(27,319)	(93,103)	(107,514)	(227,936)
Total	13,827,384	62,982,643	50,295,291	127,105,318

Cost of sales	(5,539,489)	(45,035,250)	(25,101,139)	(75,675,878)
Gross profit per segment	8,287,895	17,947,393	25,194,152	51,429,440
% Gross margin	60%	28%	50%	40%

Period ended September 30, 2021	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	8,250,549	34,958,979	22,462,689	65,672,217
Royalties	681,657			681,657
Others
Government grants	468	-	-	468
Initial recognition and changes in the fair value of biological assets	45,951	191,317	314,635	551,903
Total	8,978,625	35,150,296	22,777,324	66,906,245

Cost of sales	(3,494,180)	(21,524,899)	(12,863,374)	(37,882,453)
Gross margin per segment	5,484,445	13,625,397	9,913,950	29,023,792
%	61%	39%	44%	43%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

15.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 for financial assets and liabilities recorded as of September 30, 2022 and June 30, 2022.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	09/30/2022	06/30/2022	09/30/2022	06/30/2022
Cash and cash equivalents	47,387,566	32,912,886	-	562,380
Other financial assets	1,253,296	884,964	3,751,322	5,136,010
Trade receivables	142,759,930	111,952,722	-	-
Other receivables (*)	8,891,624	7,642,707	-	-
Total	200,292,416	153,393,279	3,751,322	5,698,390

(*) Advances expenses and tax balances are not included.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	09/30/2022	06/30/2022	09/30/2022	06/30/2022
Trade and other payables	135,176,408	125,849,620	-	-
Borrowings	156,511,993	145,478,637	-	-
Secured notes	71,362,653	12,559,071	-	-
Lease liability	14,285,357	11,751,284	-	-
Other financial liabilities	-	-	938,702	-
Consideration for acquisition of assets	13,921,744	12,902,790	-	-
Total	391,258,155	308,541,402	938,702	-

Financial instruments measured at fair value

Measurement at fair value at 09/30/2022	Level 1	Level 2	Level 3
Financial assets at fair value
Mutal funds	2,055,783	-	-
Other investments	1,695,539	-	-
Financial liabilities at fair value
Other financial liabilities	-	938,702	-

Measurement at fair value at 06/30/2022	Level 1	Level 2	Level 3
Financial assets at fair value
Money market funds	562,380	-	-
Mutual funds	2,913,519	-	-
Other investments	1,490,086	732,405	-

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Estimation of fair value

The fair value of mutual funds and other investments is calculated using the market approach, which use quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities and other investments, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in Level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of September 30, 2022.

Net foreign currency position	09/30/2022
Amount expressed in US$	21,375,336

The main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to US Dollar (See note 2).

Considering only this net currency exposure as of September 30, 2022 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended September 30, 2022 would have resulted in a net pre-tax loss or gain of approximately $2.1 million.

F-35

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

16.	SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended September 30, 2022 and 2021, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

The increase in sales and purchases with joint ventures compared to the same period of the previous year is due to an incremental sale of micro-beaded fertilizers due to more competitive prices compared to competing commodity fertilizers.

		Value of transactions for the period ended
Party	Transaction type	09/30/2022	09/30/2021
Joint ventures and associates	Sales and services	17,083,027	4,331,275
Joint ventures and associates	Purchases of goods and services	(25,314,814)	(12,087,333)
Key management personnel	Salaries, social security benefits and other benefits	(648,494)	(969,716)
Shareholders and other related parties	Sales of goods and services	261,418	1,805
Shareholders and other related parties	Purchases of goods and services	(239,772)	(1,422,314)
Shareholders and other related parties	Net loans granted	(1,609)	-
Shareholders and other related parties	In-kind contributions	550,183	455,444
Parent company and related parties to Parent (Note 8.6)	Interest expenses	(149,734)	(240,639)
Total		(8,459,795)	(9,931,478)

		Amounts receivable from related parties
Party	Transaction type	09/30/2022	06/30/2022
Shareholders and other related parties	Trade debtors	191,084	640,258
Other receivables - Other related parties	Other receivables	1,004	1,182
Joint ventures and associates	Trade debtors	703,121	22,429
Joint ventures and associates	Other receivables	4,492,555	2,987,765
Total		5,387,764	3,651,634

		Amounts payable to related parties
Party	Transaction type	09/30/2022	06/30/2022
Parent company and related parties to Parent	Trade creditors	(125,573)	(670,730)
Parent company and related parties to Parent	Net loans payables	(5,464,374)	(6,657,266)
Key management personnel	Salaries, social security benefits and other benefits	(336,755)	(281,347)
Shareholders and other related parties	Trade and other payables	(36,532)	(44,579)
Joint ventures and associates	Trade creditors	(33,254,402)	(29,082,325)
Total		(39,217,636)	(36,736,247)

F-36

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

17.	KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other key management members, including social security contributions and other benefits, was as follows for the period ended September, 2022 and 2021.

	09/30/2022	09/30/2021
Salaries, social security and other benefits	421,143	452,282
Share-based incentives	227,351	517,434
Total	648,494	969,716

18.	SHARE-BASED PAYMENTS

As part of the merger described in Note 6, we have assumed the outstanding “2013 Stock Incentive Plan” from Pro Farm Group. On the merger date the total equity awards outstanding was converted consistent with the terms of the merger agreement into an aggregate of 1,191,362 option and or restricted stock units which was fully registered with the Securities and Exchange Commission on July 26, 2022. All equity awards retained their original granted terms. The company has not granted any additional awards under this plan during the period.

Stock Options

The total converted options outstanding on the date of the merger was 1,046,776. The estimated fair value of options on the merger date was $0.5 million. The Company’s fair value of the grants was estimated utilizing a Black Scholes option pricing model based on the following range of assumptions which have determined consistent with the Company’s historical methodology for such assumptions:

July 12, 2022
Exercise price	$7.16 - 204.66
Expected life (years)	0.03 - 9.83
Estimated volatility factor	34.9% - 44.4%
Risk-free interest rate	0.0%
Expected dividend yield	—

19.	LEASE

Right-of-use leased asset	09/30/2022	06/30/2022
Book value at the beginning of the period/year	15,828,032	3,688,150
Additions of the period/year	78,394	10,429,919
Additions from business combination	3,005,000	-
Disposals	(70,397)	-
Exchange differences	(347,423)	1,709,963
Book value at the end of the period/year	18,493,606	15,828,032

Depreciation	09/30/2022	06/30/2022
Book value at the beginning of the period/year	3,684,006	2,360,490
Depreciation of the period/year	676,427	1,257,538
Disposals	(70,397)	-
Exchange differences	(21,112)	65,978
Accumulated depreciation at the end of the period/year	4,268,924	3,684,006
Total	14,224,682	12,144,026

F-37

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Lease liability	09/30/2022	06/30/2022
Book value at the beginning of the period/year	11,751,284	1,140,717
Additions of the period/year	375,130	9,937,271
Additions from business combination	3,245,812	-
Interest expenses, exchange differences and inflation effects	(342,504)	1,708,060
Payments of the period/year	(744,365)	(1,034,764)
Total	14,285,357	11,751,284

Lease Liabilities	09/30/2022	06/30/2022
Non-current	11,516,213	10,338,380
Current	2,769,144	1,412,904
Total	14,285,357	11,751,284

The recognized right-of-use assets relate to the following types of assets:

	09/30/2022	06/30/2022
Machinery and equipment	3,483,774	828,977
Vehicles	1,195,024	1,115,087
Equipment and computer software	795,862	742,382
Land and buildings	13,018,946	13,141,586
	18,493,606	15,828,032

The incremental borrowing rate used was 3.48%.

20.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2022 that were not mentioned above.

21.	EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to September 30, 2022, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these unaudited interim condensed consolidated financial statements that were not mentioned above.

F-38